Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2022

CALGARY, AB, May 11, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2022.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2022 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q1 2022 fund flows from operations ("FFO")(1) was $390 million and free cash flow ("FCF")(2) was $305 million, an increase of 21% and 73%, respectively from the prior quarter. The increases were primarily due to higher commodity prices.
  Pro forma the incremental 36.5% ownership in Corrib, Q1 2022 FFO was $575 million and FCF was $489 million or ~$3.00/share, inclusive of the acquisition hedges put in place as part of the acquisition. As a reminder, all free cash flow from the Corrib acquisition accrues to Vermilion as at January 1, 2022 and will be netted off the approximate $600 million purchase price at the time of closing which remains on track for 2H 2022.
  Cash flow from operating activities was $341 million in Q1 2022, including the impact from asset retirement obligations settled and changes in non-cash operating working capital.
  Generated net earnings of $284 million in Q1 2022 (Q4 2021 - $345 million). Q1 net earnings were supported by an increase in FFO and impairment reversals which were primarily offset by higher unrealized hedged losses, which is accounted for on a mark-to-market basis.
  Cash flow used in investing activities totaled $110 million and included exploration and development ("E&D") capital expenditures(3) of $85 million in the first quarter.
  Long-term debt decreased by $271 million in Q1 2022 to $1.4 billion and net debt(4) decreased by $280 million in Q1 2022 to $1.4 billion, resulting in a net debt to trailing FFO ratio of 1.2 times(5).
  Production in Q1 2022 averaged 86,213 boe/d(6) an increase of 2% from the previous quarter. The increase was primarily due to higher production in Canada, Germany and Australia.
  Production from our North American assets averaged 56,598 boe/d(6) in Q1 2022, an increase of 2% from the prior quarter primarily as a result of new production added from our Q4 2021 Canadian drilling program.
  Production from our International assets averaged 29,616 boe/d(6) in Q1 2022, an increase of 2% from the prior quarter primarily due to higher production in Germany and Australia.
  On March 28, 2022 we announced an agreement to acquire Leucrotta Exploration Inc. ("Leucrotta") for a net purchase price of $477 million. This is a strategic acquisition of fully delineated, Montney assets in Northeast British Colombia and Northwest Alberta, which is expected to add 20+ years of free cash flow generating Tier 1 drilling inventory, and positions us for sustainable long-term shareholder returns. We anticipate the closing date to be in the second half of May 2022.
  Vermilion reinstated a quarterly cash dividend of $0.06 CDN per share in Q1 2022 which was paid on April 18, 2022. In conjunction with our Q1 2022 release, we announced a quarterly cash dividend of $0.06 CDN per share payable on July 15, 2022 to all shareholders of record on June 30, 2022. The ex-dividend date for this payment is June 29, 2022. We expect to achieve our $1.2 billion net debt target in 2H 2022, at which time we will provide more details on our go forward return of capital framework.
  Subsequent to the quarter, we issued US$400 million of eight-year senior unsecured notes at a coupon of 6.875% (priced at 99.241%). We also negotiated an extension of our credit facility with our banking syndicate to May 2026. As a result of our projected liquidity requirements and the proceeds from the debt issuance, we elected to reduce our bank facility to $1.6 billion from $2.1 billion. These transactions increase the weighted average tenor of our debt from 2.4 years to 5.3 years.

(1)	Fund flows from operations (FFO) is a total of segment measures comparable to cash flows from operating activities that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and evaluation and exploration expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the measure is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (see below). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

($M except as indicated)	Q1 2022	Q4 2021	Q1 2021
Financial
Petroleum and natural gas sales	810,179	765,915	368,137
Cash flows from operating activities	341,053	250,352	119,147
Fund flows from operations	389,868	322,173	162,051
Fund flows from operations ($/basic share) (1)	2.40	1.99	1.02
Fund flows from operations ($/diluted share) (1)	2.32	1.93	1.00
Net earnings	283,954	344,588	499,964
Net (loss) earnings ($/basic share)	1.75	2.12	3.15
Cash flows used in investing activities	110,330	134,873	74,659
Capital expenditures (2)	85,344	145,807	83,363
Acquisitions	6,712	23,633	393
Asset retirement obligations settled	6,320	13,039	7,023
Cash dividends ($/share)	0.06	—	—
Dividends declared	9,767	—	—
% of fund flows from operations (3)	3%	— %	— %
Payout (4)	101,431	158,846	90,386
% of fund flows from operations	26%	49%	56%
Free Cash Flow	304,524	176,366	78,688
Long-term debt	1,380,568	1,651,569	1,911,466
Net debt (7)	1,365,014	1,644,786	1,937,891
Net debt to four quarter trailing fund flows from operations	1.2	1.8	3.9
Operational
Production (8)
Crude oil and condensate (bbls/d)	37,090	36,264	39,204
NGLs (bbls/d)	8,342	8,461	8,074
Natural gas (mmcf/d)	244.69	238.16	233.98
Total (boe/d)	86,213	84,417	86,276
Average realized prices
Crude oil and condensate ($/bbl)	120.23	96.88	71.09
NGLs ($/bbl)	46.94	47.27	29.39
Natural gas ($/mcf)	17.41	17.89	5.51
Production mix (% of production)
% priced with reference to WTI	37%	38%	38%
% priced with reference to Dated Brent	17%	16%	18%
% priced with reference to AECO	29%	28%	28%
% priced with reference to TTF and NBP	17%	18%	16%
Netbacks ($/boe)
Operating netback (5)	59.72	48.07	25.58
Fund flows from operations ($/boe) (6)	50.79	40.73	21.66
Operating expenses	14.61	14.24	12.86
General and administration expenses	1.85	2.20	1.57
Average reference prices
WTI (US $/bbl)	94.29	77.19	57.84
Dated Brent (US $/bbl)	101.40	79.73	60.90
AECO ($/mcf)	4.74	4.66	3.15
TTF ($/mcf)	39.79	38.86	8.27
Share information ('000s)
Shares outstanding - basic	162,784	162,261	159,349
Shares outstanding - diluted (1)	169,797	168,746	166,018
Weighted average shares outstanding - basic	162,374	162,247	158,892
Weighted average shares outstanding - diluted (1)	168,339	166,519	161,397

(1)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(2)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(3)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(4)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(6)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).
(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

We are off to a strong start in 2022 as we continue to make progress on our debt reduction targets while also announcing a strategic acquisition that enhances our long-term inventory and underpins our longer term return of capital strategy. Our Q1 2022 results benefited from strong operational performance across our portfolio along with robust commodity prices that persisted through the quarter. European natural gas prices remained at record levels during the first quarter, averaging near $40 per mmbtu, while global oil prices increased over 20% compared to the previous quarter due to geopolitical tension and concern over future supply constraints. In fact, not only did Q1 2022 commodity prices strengthen, but we have seen the forward curve strengthen across all commodities. Relative to the beginning of the year, the 2023 forward strip price(1) has increased by approximately 28% for oil to US$85/bbl (WTI), 90% for European gas to $32/mmbtu (TTF) and 65% for North American gas to $5.01/mmbtu (AECO).

The tragic events in Ukraine and the resulting impact they have had on commodity markets has increased global awareness and concern around energy security, especially in Europe. Vermilion's operations in Europe have not been directly impacted by these events; however, we have had increased dialogue with the local governments and regulators in the countries where we operate to discuss how Vermilion can contribute to Europe's future energy security. We are encouraged by the more constructive conversations around energy security and in particular the role of natural gas in the energy transition. We remain committed to growing our European business over time through organic development and strategic acquisition opportunities as they arise.

We delivered average production of 86,213 boe/d(2) in Q1 2022 which represents a 2% increase over the previous quarter. Strong commodity prices during the quarter, including premium European gas, resulted in an operating netback of $59.72/boe(3), including the impact from hedging. Fund flows from operations ("FFO") was $390 million (cash flows from operating activities of $341 million), representing a 21% increase over the prior quarter. Exploration and development ("E&D") capital expenditures were $85 million (cash flow used in investing activities totaled $110 million) in Q1 2022, resulting in record quarterly free cash flow ("FCF") of $305 million. The vast majority of this free cash flow was allocated to debt reduction while the remainder was used to fund acquisitions, asset retirement obligations and our recently reinstated quarterly dividend. Net debt decreased $280 million from year-end 2021 to $1.365 billion (long-term debt of $1.381 billion) at the end of Q1 2022, reflecting a net debt to trailing FFO ratio of approximately 1.2 times. This represents a significant improvement over the previous quarter (1.8 times) and the prior year (3.9 times), and is now within our long-term target range of 0.8 to 1.2 times.

Our pro forma Q1 results incorporating the incremental 36.5% ownership in Corrib provide another data point to reinforce our strong position to further augment shareholder return of capital later this year. We continue to make progress on the Corrib closing and expect to close the acquisition in the second half of this year while noting that the economic benefits of the acquisition accrue to Vermilion as of January 1, 2022. The Q1 2022 pro forma results illustrate the FFO and FCF generating capability of Vermilion, highlighted with FFO and FCF results of $575 million and $489 million respectively. This pro forma Q1 2022 FCF generation positions us uniquely and allows us to take a balanced approach in the near-term balancing net debt reduction with high grading and increasing the depth of the portfolio for the coming decades.

At the end of the quarter, we announced the strategic acquisition of Leucrotta Exploration Inc., a transaction that will significantly enhance our North American portfolio by adding a fully delineated, multi-decade free cash flow generating, Montney asset. This acquisition, combined with our previously announced Corrib acquisition, will significantly strengthen our free cash flow profile over the near-and-long term. We are now forecasting a 16% increase in our 2022 exit production per share versus our base budget plans. Our objective, as we augment our return of capital plans, is to create more value per Vermilion share over the long-term, which the combination of the Corrib and Leucrotta acquisitions puts us on strong footing to achieve.

Both acquisitions are expected to be funded with internally generated pro forma FCF in 2022, currently estimated at $1.8 billion based on forward commodity prices(4). Inclusive of funding for these two acquisitions, we remain on track to achieve our $1.2 billion debt target in 2H 2022 and currently estimate year-end net debt of $1.1 billion(4), representing a pro forma net debt to trailing FFO ratio of 0.5 times. As we continue to execute our 2022 plan and move closer to achieving our $1.2 billion debt target, we expect to be in a position to increase the return of capital to our shareholders during the second half of 2022.

Our Q2 2022 drilling program is also off to a solid start. We commenced our US drilling program in mid-March and are working closely with Leucrotta on the drilling of a 6-well Montney pad which will transition to Vermilion once the transaction closes. In addition, we are making final preparations to begin our two-well offshore drilling campaign in Australia while also planning for an active maintenance turnaround schedule in several of our other business units in Q2 2022.

Due to planned turnaround activity and limited contribution from the Leucrotta acquisition in Q2 2022, we expect Q2 production to be below Q1 levels but within our initial guidance range of 83,000 to 85,000 boe/d.

Q1 2022 Operations Review

North America

Production from our North American operations averaged 56,598 boe/d(2) in Q1 2022, an increase of 2% from the prior quarter primarily due to new production added from our Canadian drilling program. During the first quarter, we drilled eight (7.2 net) wells and brought on production 18 (15.3 net) condensate-rich Mannville natural gas wells in west-central Alberta, and continued our drilling campaign in south-east Saskatchewan, where we drilled eight (7.6 net) wells and brought on production 10 (9.6 net) wells.

In the United States, we received all necessary permits for our six (5.9 net) well operated Turner drilling program in Wyoming, which will include three (2.9 net) two-mile lateral wells which are significantly more economic than one-mile laterals. Similar to our 2021 program, we moved an experienced drilling crew from Alberta down to Wyoming and completed drilling the first (0.96 net) well prior to the end of Q1 2022, with the remaining wells to be drilled in Q2 2022. In addition, one (0.4 net) two-mile non-operated Turner well is planned for Q4 2022.

International

Production from our International assets averaged 29,616 boe/d(2) in Q1 2022, an increase of 2% from the prior quarter primarily due to higher production in Germany and Australia. In Germany, the increase in production was mainly attributable to the small European gas acquisition announced in Q4 2021 to further consolidate our interest in the region. We also drilled and completed the Vorhop 63 well (1.0 net) and the Vorhop H2a2 injection well (1.0 net). Our Australia operations benefited from the absence of turnaround activities and cyclone downtime in Q1 2022. We continued the detailed engineering and equipment preparation work for the two-well Australia drilling program scheduled for Q2 2022. The increase in Germany and Australia production was slightly offset by natural declines and unplanned downtime in the Netherlands.

Production in France and Ireland was relatively consistent with the prior quarter as we continue to experience strong operational performance from those business units. In Croatia, the SA-07 3D seismic acquisition was completed (365 sq km) and the data has been sent for processing. In SA-10, the 3D seismic acquired in 2021 (292 sq km) continues to be evaluated to high grade prospects, while the regulatory, permitting, engineering and procurement activities continue for the Croatian gas plant.

Return of Capital

Vermilion reinstated a quarterly cash dividend of $0.06 CDN per share in Q1 2022 which was paid on April 18, 2022. In conjunction with our Q1 2022 release, we announced a quarterly cash dividend of $0.06 CDN per share payable on July 15, 2022 to all shareholders of record on June 30, 2022. The ex-dividend date for this payment is June 29, 2022. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada). As we achieve further debt targets, it is our intention to augment our return of capital to shareholders through one or a combination of base dividend increases, special dividends or share buybacks. We expect to achieve our $1.2 billion net debt target in 2H 2022 at which time we will provide more details on our go forward return of capital framework.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 2, 2022, we have 40% of our expected net-of-royalty production hedged for the remainder of 2022. With respect to individual commodity products, we have hedged 63% of our European natural gas production, 27% of our oil production, and 42% of our North American natural gas volumes for the remainder of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

(Signed "Lorenzo Donadeo")	(Signed "Dion Hatcher")

Lorenzo Donadeo	Dion Hatcher
Executive Chairman	President
May 11, 2022	May 11, 2022

(1)	2023 full year average reference prices as at May 9, 2022.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(3)	Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.
(4)	Forward-looking non-GAAP financial measure, refer to "Non-GAAP and Other Specified Financial Measures" section for the composition and information about this measure. 2022 full year average reference prices as at May 4 2022: Brent US$103.21/bbl; WTI US$98.23/bbl; LSB = WTI less US$3.39/bbl; TTF $40.44/mmbtu; NBP $34.69/mmbtu; AECO $6.86/mmbtu; CAD/USD 1.28; CAD/EUR 1.38 and CAD/AUD 0.92.

Non-GAAP and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (FFO): A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	810,179	105.52	368,137	49.20
Royalties	(71,307)	(9.29)	(36,446)	(4.87)
Transportation	(17,269)	(2.25)	(17,021)	(2.27)
Operating	(112,183)	(14.61)	(96,241)	(12.86)
General and administration	(14,220)	(1.85)	(11,730)	(1.57)
Corporate income tax (expense) recovery	(45,672)	(5.95)	1,345	0.18
PRRT	(6,709)	(0.87)	(1,414)	(0.19)
Interest expense	(14,823)	(1.93)	(19,235)	(2.57)
Realized loss on derivatives	(144,223)	(18.78)	(25,633)	(3.43)
Realized foreign exchange gain (loss)	750	0.10	(5,181)	(0.69)
Realized other income	5,345	0.70	5,470	0.73
Fund flows from operations	389,868	50.79	162,051	21.66
Equity based compensation	(25,369)		(16,540)
Unrealized (loss) gain on derivative instruments (1)	(220,794)		5,442
Unrealized foreign exchange gain (loss) (1)	40,137		(25,910)
Accretion	(13,638)		(10,507)
Depletion and depreciation	(134,240)		(106,013)
Deferred tax recovery (expense)	56,093		(171,228)
Impairment reversal	192,094		662,866
Unrealized other expense	(197)		(197)
Net earnings	283,954		499,964

(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective consolidated statements of cash flows.

Free cash flow (FCF): A non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q1 2022	Q1 2021
Cash flows from operating activities	341,053	119,147
Changes in non-cash operating working capital	42,495	35,881
Asset retirement obligations settled	6,320	7,023
Fund flows from operations	389,868	162,051
Drilling and development	(82,841)	(79,512)
Exploration and evaluation	(2,503)	(3,851)
Free cash flow	304,524	78,688

2023+ FFO and FCF: A forward-looking total of segments measure and a forward-looking non-GAAP measure; the equivalent historical measures FFO and FCF have been disclosed above.

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2022	Q1 2021
Drilling and development	(82,841)	(79,512)
Exploration and evaluation	(2,503)	(3,851)
Capital expenditures	(85,344)	(83,363)

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Long-term debt	1,380,568	1,651,569
Adjusted working capital	(36,790)	9,284
Unrealized FX on swapped USD borrowings	21,236	(16,067)
Net debt	1,365,014	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.2	1.8

Adjusted working capital: A non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Current assets	(551,940)	(472,845)
Current derivative asset	26,099	19,321
Current liabilities	1,054,895	746,813
Current lease liability	(14,485)	(15,032)
Current derivative liability	(551,359)	(268,973)
Adjusted working capital	(36,790)	9,284

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio).

Dividends % of FFO: A supplementary financial measure that is calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

($M)	Q1 2022	Q1 2021
Dividends declared	9,767	—
% of fund flows from operations	3%	—%
Drilling and development	82,841	79,512
Exploration and evaluation	2,503	3,851
Asset retirement obligations settled	6,320	7,023
Payout	101,431	90,386
% of fund flows from operations	26%	56%

Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure that is calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2022 and 2021, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 11, 2022 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Proxy Statement and Information Circular.

Shareholders can participate electronically at https://web.lumiagm.com/299274697. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/pdf/investor-relations/2022_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by  President of Vermilion. Guests may also view the event at https://web.lumiagm.com/299274697 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/invest-with-us/annual-general-meeting.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; sustainability (Environment, Social, and Governance or ESG) data and performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty and current evolutions with relation to sustainability/ESG reporting methodologies; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-results-for-the-three-months-ended-march-31-2022-301545441.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2022/11/c5560.html

%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 11-MAY-22